(WRL LETTERHEAD)

October 16, 2007

Mark Cowan, Senior Counsel

Office of Insurance Products

Securities and Exchange Commission

100 F Street NE

Mail Stop 4644

Washington DC 20549-4644

Re:	Western Reserve Life Assurance Co. of Ohio
WRL Series Life Account G
WRL Capital CreatorSM
1933 Act File No. 333-144117/1940 Act File No. 811-21929

Initial Registration Statement on Form N-6 filed on June 28, 2007

Dear Mr. Cowan,

This letter is in response to the August 27, 2007 letter to Priscilla I. Hechler, and the telephone call to me on September 12, 2007, from Mark Cowan regarding the above-referenced initial registration statement filing. For your convenience, I have restated each of your comments, and followed each comment with our response. A marked copy of Pre-Effective Amendment No. 1 to the Registration Statement on Form N-6 was filed with the Securities and Exchange Commission on October 16, 2007.

PROSPECTUS

COMMENT:

1.	Policy Benefits (page 4)

Please move the discussion of loan and tax risks to the Risks Summary section.

Response:

The Policy Benefits/Risks Summary section has two sub-sections – Policy Benefits and Policy Risks. The discussion of loan and tax risks has been moved to the beginning of “Policy Benefits/Risks Summary – Policy Risks” beginning on page 3 of the prospectus.

COMMENT:

2.	Fee Tables (pages 5 – 7)

2a. The footnote to the entry for the Living Benefit Rider notes that the charge varies with individual contract owner characteristics. Accordingly, please identify minimum, maximum and representative discounts. Form N-6, Item3(b) (i). In addition, please clarify the reference in this entry to footnote 2.

Response:

The footnote has been revised to provide further clarification.

COMMENT:

2b. The prospectus describes on page 38 an option for expedited delivery of cash withdrawals for which the company assesses extra charges. Please disclose these charges in a footnote to the fee table.

Response:

The extra charges assessed by the Company for expedited delivery of cash withdrawals has been disclosed in the footnote to the fee tables on page 5 of the prospectus.

COMMENT:

3.	The Separate Account (page 8)

With respect to the changes that may be made to the structure and operations of the Separate Account, please clarify that a substitution of fund portfolios in which the subaccounts currently invest requires an order from the Commission.

Response:

Disclosure has been added to page 8 of the prospectus to explain that the Company must receive prior approval of the SEC to the extent required by the 1940 Act or other applicable laws before fund portfolios will be added, deleted or substituted.

COMMENT:

4.	The Portfolios (page 9)

4a. Please confirm supplementally whether any of the portfolios in which the fund of funds will invest charge a 12b-1 fee and, if so, to whom are payments made.

Response:

The fund of funds is offered through AEGON/Transamerica Series Trust (the “Series Fund”) and the underlying portfolios in which they invest are series of the Series Fund or its affiliated fund group, Transamerica IDEX Mutual Funds (“TA IDEX”). The Series Fund currently offers two share classes in the asset allocation portfolios– Initial Class shares and Service Class shares. The Initial Class shares do not have 12b-1 fees, while the Service Class shares have a 12b-1 fee of 0.25%.

Capital CreatorSM offers only the Initial Class shares of the Series Fund asset allocation portfolios; these portfolios invest in the Initial Class shares of the Series Fund underlying portfolios or Class I shares of the TA IDEX underlying funds. The share classes of such underlying funds do not assess 12b-1 fees.

COMMENT:

4b. When discussing high yield debt securities, please indicate that they are commonly known as junk bonds.

Response:

Disclosure regarding high yield debt securities appears in the individual prospectuses for the portfolios that are offered through the product; reference is made in that disclosure to “junk bonds.” High yield debt securities are not discussed in the product prospectus.

COMMENT:

5.	Charges and Deductions (pages 17-19)

5a. In the Premium Expense Charge section, please clarify supplementally what is intended by the phrase “The premium expense level is the amount of premium used to determine the level of charges applied to premium payments.”

RESPONSE:

As we discussed on our call, in the first year each insured’s premium expense charge is 0% on premiums paid up to a benchmark premium that we call the premium expense level and 2.25% on additional premiums paid in excess of the premium expense level. The premium expense level is determined on an individual basis based on gender, issue age, initial specified amount and rate class, and is communicated in each contract.

COMMENT:

5b. In describing the monthly deduction and optional insurance riders, please revise the second sentence of that discussion to read “There are currently no optional insurance riders available under the Policy.”

RESPONSE:

The sentence on page 18 has been revised to reflect the comment provided by the Commission.

COMMENT:

5c. In the Rider Charge section, please include a description of the actual current and maximum discount rate as well as any relevant reference rates.

RESPONSE:

The following disclosure has been added to the “Rider Charge” section on page 19: The discount factor is based on the current yield on 90-day Treasury bills or the Policy loan interest rate, whichever is greater. Complete details and a numerical example is included in the prospectus under “Supplemental Benefit (Rider).”

COMMENT:

6.	Conditional Insurance Coverage (page 22)

The first paragraph suggests that conditional coverage begins when receipt of payment is delivered. The prospectus later states on the same page that coverage begins “no earlier than the date of the last medical examination, tests or other screenings. . .” Please reconcile the apparent discrepancy between the two statements. Please also clarify when, relative to any examination undertaken, is the decision taken that the examination is the “last” such examination for conditional insurance coverage purposes.

RESPONSE:

The disclosure on page 22 of the prospectus has been revised to reconcile the discrepancy; “will” has been replaced by “may” in the discussion regarding conditional insurance coverage.

COMMENT:

7.	Premiums (page 26)

The prospectus states that an initial premium of at least $30,000 may be required. Please briefly describe the factors that determine the amount of such required initial premium (e.g., face amount, death benefit options, charges and expenses, etc) Form N-6, Item 7(b)

RESPONSE:

Capital Creator is designed to be marketed to the clients of Registered Invest Advisors and consequently has a proposed initial premium payment of $30,000. This initial premium amount has flexibility because Capital Creator can be funded using cash or a combination of cash and funds paid through exchanging an insurance policy such as through a 1035 exchange. Because the dollar value of such a document is subject to market conditions that may result in the value of the exchange/transfer funds being lower than the proposed initial payment, the Company will issue a Policy to the proposed insured even if the initial premium amount is not quite $30,000 if the applicant has otherwise met all of the requirements.

COMMENT:

8.	Transfers (page 26)

The prospectus notes that transfer requests from any ProFunds VP or Access Trust subaccount to any Series Fund or Fidelity VP subaccount are restricted to first class mail. Please clarify whether there are any transfer restrictions (other than transfer requests via the internet) between any of the ProFunds and Access Trust subaccounts.

RESPONSE:

Disclosure has been added under the section entitled “Transfers” on page 26, and also page 2, of the prospectus to explain that transfers among or between the ProFunds VP portfolios and the Access Trust subaccounts are not subject to the first class mail transfer restriction.

COMMENT:

9.	Third Party Asset Allocation Services (page 31)

The prospectus states that “no asset allocation programs” are offered with the policy. Please reconcile supplementally the apparent discrepancy between this statement and the reference on pages 10 and 11 to the Asset Allocation portfolios described on those pages and to Morningstar as a “Portfolio Construction Consultant.”

RESPONSE:

Morningstar serves as a consultant to the asset allocation portfolios of the Series Fund. In that capacity, it determines the asset allocation, periodic changes thereto, and other portfolio investments from the each fund of funds to the relative underlying funds. Neither Morningstar or the Company offer allocation programs to the owners of the Policies. The statement that “no asset allocation programs” are offered with this policy refers to a program in which an owner elects a certain investment strategy and investments are made by the Company according to the parameters of the selected strategy.

COMMENT:

10.	Changing Death Benefit Options (page 37)

The prospectus states that a chosen death benefit option may not be changed if the change results in a decrease in specified amount. Please provide an example of changes resulting from an increased and a decreased specified amount and clarify the extent to which the conditions specified later on the page for changing specified amounts apply.

RESPONSE:

The prospectus states that You may not make a change that would decrease the specified amount below the minimum specified amount shown on your Policy schedule page (emphasis added). Changes from death benefit Option A to Option B always reduce the specified amount, which is acceptable as long as the new specified amount is more than our minimum. Changes from Option B to Option A always increase the specified amount.

For example, suppose that an Option A policy (level death benefit) has a specified amount of $2,000,000 (our stated minimum for issue ages up to 55) and suppose that the Cash Value is $300,000. Then the death benefit is equal to the $2,000,000 specified amount and the amount at risk is $1,700,000. If we received a request to change this policy to Option B (death benefit equals specified amount plus cash value) then in order to keep the death benefit and amount at risk the same before and after the option change we would have to reset the specified amount to $1,700,000. This would make the specified amount less than we would allow for a newly issued policy and we would not allow this option change.

COMMENT:

11.	ILLUSTRATIONS (page 56)

Please clarify supplementally why the illustrations generally show the policies lapsing before age 90 with the specified annual premium under most investment scenarios.

RESPONSE:

In response to the above question and your supplemental telephone questions, the disclosure on page 54 under “Appendix A- Illustrations,” has been revised to clarify that the cost of insurance increases at later ages.

EXHIBITS

COMMENT:

12.	Power of Attorney (Part C)

Please provide a Power of Attorney that relates specifically to the Securities Act of 1933 file number of the new registration statement. See Rule 483(b) of the 1933 Act.

RESPONSE:

Powers of Attorney that relate specifically to the above referenced registration have been included in Pre-Effective Amendment No. 1 to Form N-6, 1933 File Act No. 333-144117/1940 Act File No. 811-21929 as filed with the Commission on October 16, 2007.

COMMENT:

13.	Financial Statements, Exhibits, and Other Information

Any financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

RESPONSE:

All required financial statements, exhibits and disclosure have been included in Pre-Effective Amendment No. 1 to Form N-6, 1933 File Act No. 333-1444117/1940 Act File No. 811-21929 as filed with the Commission on October 16, 2007.

TANDY REPRESENTATION

COMMENT:

14.	Tandy Representation

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant’s disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

RESPONSE:

Western Reserve Life Assurance Co. of Ohio (the "Company") acknowledges the following with respect to the above-referenced filing:

•

Commission staff comments, or changes to the disclosure in the filing in response to comments made by the Commission staff in its review of the filing, do not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission, or the Commission staff acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company, on its own behalf or on behalf of the separate account, from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company, on its own behalf or on behalf of the separate account, may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (727) 299-1830 or Gayle A. Morden at (727) 299-1747 if you have any questions.

Sincerely,

/s/ Arthur D. Woods

Arthur D. Woods

Vice President and Senior Counsel

cc:	Mary Jane Wilson-Bilik, Esq.

Patrice M. Pitts, Esq.